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                                                                    EXHIBIT 99.1
                                                           [English Translation]



                   NOTICE OF CHANGE OF REPRESENTATIVE DIRECTOR

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
1. Details of Change           Representative Director                      Seog Won Park
                                    Before Change
                              -----------------------------------------------------------------------------
                               Representative Director                  Soon-Yub Samuel Kwon
                                     After Change
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                                                          Pursuant to Chapter 12 of the Company's Amended
2. Reason for Change                                      Corporate Reorganization Plan and at the request
                                                          of the acquirer of the Company
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3. Date of Change                                                           June 16, 2005
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4. Board of Directors' Resolution Date                                      June 16, 2005
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   Attendance of Outside          Presence (person)                               -
          Director            -----------------------------------------------------------------------------
                                   Absence (person)                               -
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   Attendance of Auditor                                                          -
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                                                          The Board of Directors' Resolution Date is the
5. Others                                                 date when court approval was obtained from the
                                                          Bankruptcy Division of the Seoul District Court
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  - Date of Relevant Disclosure                                                   -
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Brief Biography of Newly Appointed Representative Director

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
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        Name          Relationship with the Largest        Major Professional Experience          Remark
                               Shareholder
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
                                                          - Hansol M.Com
Soon-Yub Samuel Kwon    Director of hanarotelecom         - Hansol I-Globe                           -
                              incorporated                - hanarotelecom incorporated
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